Exhibit 99.1

Bitdeer Announces September 2026 Production and Operations Update

Monthly Highlights

●	AI Cloud:

○	Capacity Expansion in Malaysia: Bitdeer AI recently announced data services agreements securing 67MW of capacity at A901 data center with full delivery planned for Q2 2027 and an additional 60MW of capacity at A103 data center with delivery planned for Q1 2028.

○	Contracting of A201 Facility in Malaysia: Bitdeer AI announced offtake commitments covering more than 70% of our ~21.7MW A201 data center in Johor Bahru, generating >$1.7 billion in expected revenue over 5 years and boosting total AI Cloud revenue backlog to ~$2.9 billion.

●	Colocation: Bitdeer recently acquired 200 acres near existing 563 MW Rockdale facility to support AI/HPC infrastructure development.

●	Bitcoin: Production increased 200% Y/Y to 1,355 Bitcoins.

	Key Metrics Summary
AI Cloud Pipeline (IT MW)	AI Cloud Revenue Backlog	AI Cloud ARR[1]	Colocation AI Data Center	Self-Mining Hash Rate[2]	Co-Mining Hash Rate[3]	BTC Mined
333.5 MW	~$2.9B	~$86M	$4.7B, 16-Year Lease with Volta at Tydal, Norway	82.3 (EH/s)	28.7 (EH/s)	1,355

SINGAPORE, October 19, 2026 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for AI neocloud services and Bitcoin mining infrastructure , today announced its unaudited operations updates for September 2026.

Management Commentary

“September demonstrated our ability to convert owned power into contracted AI Cloud revenue. Offtake commitments covering more than 70% of our A201 facility in Malaysia, representing over $1.7 billion of expected revenue over five years, bring our AI Cloud revenue backlog to approximately $2.9 billion,” said Michael G. Potter, Chief Financial Officer of Bitdeer. Mr. Potter continued, “Our collaboration with NVIDIA on enterprise agent safety and the land acquisition near our Rockdale site further support the platform we are building, while our Bitcoin mining business continues to benefit from increased tailwinds as pricing continues to strengthen.”

Bitdeer AI Update:

Colocation AI Data Center:

●	Bitdeer recently acquired 200 acres near existing 563 MW Rockdale facility to support AI/HPC infrastructure development. Outright ownership provides the long-term site control required to develop and finance AI/HPC data center infrastructure. Bitdeer believes its Rockdale site, with its existing large-load interconnection and established transmission infrastructure, is well positioned to receive additional power allocations over the coming years.

●	Bitdeer announced a 16-Year AI/HPC Data Center Lease for its Tydal, Norway Campus, representing approximately $4.7 billion of total contract value over the initial base term, with the potential to reach a total contract value of approximately $8.0 billion if the tenant exercises its one-time 8-year lease extension.

●	Tydal, Norway AI Data Center expected to be among Norway’s largest and most efficient AI data centers upon completion. With a PUE of approximately 1.1 and running on 100% renewable energy, it sets a compelling standard for data center performance, at scale.

AI Cloud Key Metrics: (as of 9/30/2026):

Metric	September 2026	August 2026
GPU Amount Deployed	4,328	4,328
GPU Types	H100, H200, B200, B300, GB200, GB300	H100, H200, B200, B300, GB200, GB300
Utilization Rate[8]	95%	92%
GPUs Under External Subscription	4,007	3,998
ARR[1]	~$86M	~$86M
Revenue Backlog	$2.9B	$0.9B

AI Cloud Pipeline Update:

Data Center	Location	IT Load (MW)	GPU Platform	DC RFS	Cloud Contract Status	Long Term Contract Coverage, %	DC Contract
A101	Malaysia	2.5	GB200 and GB300	Live	Live	100%	Signed
A102	Malaysia	9.5	GB300	Q1 2027	100% signed	100%	Signed
A103	Malaysia	60	Vera Rubin	Q1 2028			Signed
A201	Malaysia	21.7	GB300 and Vera Rubin	Jan 2027	Over 70% signed	Over 70%	Signed
A202	Malaysia	65.1	GB300 and/or Vera Rubin	Q3 2027			Signed
A401	Norway	42.7	Vera Rubin	2H 2027			Self-Owned
A501	WA, USA	10	Vera Rubin	Dec 2027			Self-Owned
A601	TN, USA	55	Vera Rubin	Oct 2027			Self-Owned
A901	Malaysia	67	GB300	Q2 2027			Signed
Total		333.5

●	Capacity Expansion in Malaysia: Bitdeer AI recently announced data services agreements securing 67MW of capacity at A901 data center with full delivery planned for Q2 2027 and an additional 60MW of capacity at A103 data center with delivery planned for Q1 2028.

●	Contracting of A201 Facility in Malaysia: Bitdeer AI announced offtake commitments covering more than 70% of our ~21.7MW A201 data center in Johor Bahru, generating >$1.7 billion in expected revenue over 5 years and boosting total AI Cloud revenue backlog to ~$2.9 billion. The liquid-cooled facility supports NVIDIA GB300 NVL72 systems and next-generation Vera Rubin architectures. Over 100 GB300 NVL72 racks were procured ahead of energization, with full deployment and go-live targeted for April 2027.

●	NVIDIA Collaboration on Agent Safety: Bitdeer AI announced collaboration with NVIDIA on the NVIDIA Open Agent Safety Platform, which combines NVIDIA OpenShell software controls and the NVIDIA Sentry reference system design. The collaboration focuses on infrastructure-level policy enforcement, sandboxing and auditability for enterprise AI agents. We plan to integrate NVIDIA’s AI safety technology stack to strengthen software- and hardware-based protection for production-grade agentic workflows.

●	Industry Engagement: Bitdeer AI enhanced its global market presence by sponsoring AI Infra Summit 2026 (Santa Clara), serving as Gold Sponsor at Tech Week Singapore, and participating in the World AI Show Malaysia. To foster ecosystem adoption and showcase its full-stack AI cloud capabilities, the team also took part in the NVIDIA Inception Grand Challenge and hosted two hands-on community workshops.

Crypto Mining Update:

CRYPTO Mining, R&D, Manufacturing:

●	Mined 1,355 Bitcoins[4], an increase of 200% Y/Y; we continue to expect momentum in our mining results over the coming months.

●	Self-mining hash rate reached ~82.3 EH/s.

●	Co-mining hashrate of 28.7 EH/s driven by Co-Mining collaboration, using Bitdeer’s mining rigs operated by 3rd party datacenters.

Key Crypto Metrics:

Metric	September 2026	August 2026	September 2025
Hash Rate Metrics:
Self-Mining (Operated in self-owned datacenters)	82.3	79.9	35.0
Other Proprietary Hash Rate[5]	4.1	4.2	-

Total Proprietary Hash Rate[6] (EH/s)	86.4	84.1	35.0

Co-Mining (Operated by 3rd party datacenters)	28.7	21.6	-

BTC Mined[4]	1,355	1,310	452
BTC Held[7]	47	61	2,029

Infrastructure Summary:

Bitdeer will transition its infrastructure updates from a monthly reporting cadence to quarterly disclosures issued concurrently with its financial earnings releases, providing a more meaningful and integrated perspective on the Company’s development progress. The Company’s most recent infrastructure update was disclosed alongside its Q2 2026 financial results on August 10, 2026.

Footnotes

[1]	ARR as of the last day of the respective month is calculated by multiplying the daily revenue generated from all contractually obligated GPU orders on that specific day by 365. This metric provides an annualized view of the revenue run-rate based on active contracts at the end of the reporting period.

[2]	Self-Mining (Operated in self-owned datacenters) refers to cryptocurrency mining for Bitdeer’s own account, whereby its mining rigs are operated in self-owned datacenters.

[3]	Co-mining (Operated by 3rd party datacenters) refers to cryptocurrency mining for Bitdeer’s own account, whereby its mining rigs are operated by third-party datacenters.

[4]	Includes BTC from self-mining operations and BTC from co-mining operations.

[5]	Other Proprietary Hash Rate includes the hashrate from Bitdeer’s cloud hashrate business, mining rigs delivered in the crypto mining datacenters but not deployed and the mining rigs temporarily offline due to limited economic benefit.

[6]	Total Proprietary Hash Rate as of September 30, 2026 includes Self-Mining Hash Rate and Other Proprietary Hash Rate.

[7]	Bitcoins held does not include Bitcoins from customer deposits but does include Bitcoins that are pledged as collateral by us.

[8]	Utilization Rate as of the last day of the respective month is calculated as the total number of GPUs under internal and external orders divided by the total number of deployed GPUs.

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for AI neocloud services and Bitcoin mining infrastructure. Bitdeer is committed to providing comprehensive Bitcoin mining solutions for its customers and building AI computational infrastructure to support the AI revolution. Bitdeer handles complex processes involved in computing such as equipment procurement, transport logistics, data center design and construction, equipment management, and daily operations. Bitdeer also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed data centers across multiple countries, including the United States, Norway, Bhutan, Ethiopia, and Malaysia. To learn more, visit https://ir.bitdeer.com/ or follow Bitdeer on X@Bitdeer and LinkedIn @Bitdeer.

Investors and others should note that Bitdeer may announce material information using its website and/or on its accounts on social media platforms, including X, formerly known as Twitter, Facebook, and LinkedIn. Therefore, Bitdeer encourages investors and others to review the information it posts on social media and other communication channels listed on its website.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements in this press release include, among others, statements regarding: the expected DC RFS dates and the expected IT capacity of each data center identified above, and the aggregate AI Cloud capacity figures presented in this press release; the GPU platforms expected to be deployed at each facility and the availability and timing of delivery of that equipment; the off-take commitments covering more than 70% of the approximately 21.7 MW of capacity at the A201 facility, the expected five-year term of those commitments and the total expected revenue of more than $1.7 billion thereunder; the total expected AI Cloud revenue backlog of approximately $2.9 billion; the total contract value of the Tydal lease over the initial 16-year base term and the potential total contract value of approximately $8.0 billion if the tenant exercises its one-time 8-year extension option; the expected performance and characteristics of the Tydal data center, including its expected PUE and use of renewable energy; the Company’s expectations regarding additional power allocations at its Rockdale site; the expected deployment of GPU hardware at the A201 facility and the expected timing of full deployment and go-live at that facility; the outcome of ongoing contract negotiations, including in respect of the A201 facility; the Company’s plan to integrate NVIDIA’s AI safety technology stack; the expected transition of the Company’s infrastructure updates to a quarterly reporting cadence; and the expectation of continued momentum in the Company’s mining results. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

For investor and media inquiries, please contact:

Investor Relations

Tesh Dahya, Head of Investor Relations

tesh.dahya@bitdeer.com

Media

Eunice Hwangbo, Director, Corporate Communications

eunice.hwangbo@bitdeer.com

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